Contact

www.linkedin.com/in/
brandonderoche (LinkedIn)

Top Skills

Social Media

Social Networking

Social Media Marketing

Brandon Deroche

Founder & CEO at Propeller

Nashville

Experience

Propeller

Founder & CEO

January 2016 - Present (6 years 4 months)

Nashville, TN

Propeller is a digital marketing platform that works at the intersection of social impact and culture to inspire activism and help build movements for change.

The Huffington Post

Contributor

February 2010 - September 2020 (10 years 8 months)

http://www.huffingtonpost.com/brandon-deroche/

The Make Yourself Foundation

Executive Director

August 2011 - July 2018 (7 years)

Beverly Hills, CA

The Make Yourself Foundation was started by the band Incubus in 2003 and funds various causes.

The Urgency Network

Co-Founder

April 2012 - October 2014 (2 years 7 months)

Los Angeles, CA

Pearl Group Entertainment

Director of Digital Marketing

June 2011 - April 2012 (11 months)

Santa Monica, Ca

CAUSECAST

Director of Music Initiatives

October 2008 - May 2011 (2 years 8 months)